Exhibit 4.2

Description of Registrant’s Securities

Unless otherwise indicated or the context otherwise requires, references in this Exhibit 4.2 to “we, “us” and “our” refer collectively to Community First Bancshares, MHC, Community First Bancshares, Inc. and Newton Federal Bank or to any of those entities, depending on the context.

General

Community First Bancshares, Inc. is authorized to issue 19,000,000 shares of common stock having a par value of $0.01 per share and 1,000,000 shares of serial preferred stock, par value of $0.01 per share. Each share of Community First Bancshares, Inc.’s common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. All outstanding shares of our common stock are duly authorized, fully paid and nonassessable.

Our board of directors can, without stockholder approval, issue additional shares of common stock, although Community First Bancshares, MHC, so long as it is in existence, must own a majority of Community First Bancshares, Inc.’s outstanding shares of common stock.  Community First Bancshares, Inc.’s issuance of additional shares of common stock could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Common Stock

Distributions.  Community First Bancshares, Inc. can pay dividends if, as and when declared by its board of directors, subject to compliance with limitations which are imposed by law.  The holders of common stock of Community First Bancshares, Inc. are entitled to receive and share equally in such dividends as may be declared by the board of directors of Community First Bancshares, Inc. out of funds legally available therefor.  Dividends from Community First Bancshares, Inc. depend, in large part, upon receipt of dividends from Newton Federal Bank, because Community First Bancshares, Inc. has no source of income other than dividends from Newton Federal Bank, earnings from the investment of proceeds from the sale of shares of common stock, and interest payments with respect to Community First Bancshares, Inc.’s loan to the employee stock ownership plan.  Regulations of the Federal Reserve Board and the Office of the Comptroller of the Currency impose limitations on “capital distributions” by savings institutions.

If Community First Bancshares, Inc. pays dividends to its stockholders, it would likely pay dividends to Community First Bancshares, MHC, unless Community First Bancshares, MHC is permitted by the Federal Reserve Board to waive the receipt of dividends. The Federal Reserve Board’s current regulations significantly restrict the ability of mutual holding companies organized after December 1, 2009 to waive dividends declared by their subsidiaries.  Accordingly, because dividends would be required to be paid to Community First Bancshares, MHC along with all other stockholders, the amount of dividends available for all other stockholders would be less than if Community First Bancshares, MHC were permitted to waive the receipt of dividends.

Pursuant to our charter, Community First Bancshares, Inc. is authorized to issue preferred stock.  If Community First Bancshares, Inc. issues preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights.  The holders of common stock of Community First Bancshares, Inc. possess exclusive voting rights in Community First Bancshares, Inc. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors.  If Community First Bancshares, Inc. issues preferred stock, holders of the preferred stock may also possess voting rights.

Liquidation.  In the event of any liquidation, dissolution or winding up of Newton Federal Bank, Community First Bancshares, Inc., as holder of Newton Federal Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of Newton Federal Bank, including all deposit accounts and accrued interest thereon, all assets of Newton Federal Bank available for distribution.  In the event of liquidation, dissolution or winding up of Community First Bancshares, Inc., the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Community First Bancshares, Inc. available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Rights to Buy Additional Shares.  Holders of the common stock of Community First Bancshares, Inc. are not entitled to preemptive rights with respect to any shares which may be issued.  Preemptive rights are the priority right to buy additional shares if Community First Bancshares, Inc. issues more shares in the future.  The common stock is not subject to redemption.

Preferred Stock

                Preferred stock may be issued with such preferences and designations as our board of directors may from time to time determine. Our board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Mutual Holding Company Structure

                Community First Bancshares, MHC owns a majority of the outstanding common stock of Community First Bancshares, Inc. and, through its board of directors, is able to exercise voting control over virtually all matters put to a vote of stockholders.  For example, Community First Bancshares, MHC may exercise its voting control to prevent a sale or merger transaction or to defeat a stockholder nominee for election to the board of directors of Community First Bancshares, Inc.  It will not be possible for another entity to acquire Community First Bancshares, Inc. without the consent of Community First Bancshares, MHC.  Community First Bancshares, MHC, as long as it remains in the mutual form of organization, will control a majority of the voting stock of Community First Bancshares, Inc.

Federal Law

Under the Change in Bank Control Act, no person may acquire control of a savings and loan holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition.

Control, as defined under federal law, means ownership, control, or holding with power to vote, of 25% or more of any class of voting stock.  Federal regulations establish a rebuttable presumption of control upon ownership, control, or holding with power to vote, of 10% or more of a class of voting stock where (i) the company has registered securities under Section 12 of the Securities Exchange Act of 1934 or (ii) no other person will own control or hold the power to vote a greater percentage of that class of voting securities.

The Federal Reserve Board may deny an acquisition of control if it finds, among other things, that:

•                     the acquisition would result in a monopoly or substantially lessen competition;

•                     the financial condition of the acquiring person might jeopardize the financial stability of the institution;

•                     the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person; or

•                     the acquisition would have an adverse effect on the Deposit Insurance Fund.

For a period of three years following completion of Community First Bancshares, Inc.’s initial offering in 2017, Federal Reserve Board regulations generally prohibit any person from acquiring or making an offer to acquire beneficial ownership of more than 10% of the stock of Community First Bancshares, Inc. or Newton Federal Bank without the Federal Reserve Board’s prior approval.

Charters and Bylaws of Community First Bancshares, Inc. and Newton Federal Bank

The following discussion is a summary of provisions of the charter and bylaws of Community First Bancshares, Inc. and Newton Federal Bank that may be deemed to affect the ability of a person, firm or entity to acquire Community First Bancshares, Inc.  The description is necessarily general and qualified by reference to the charter and bylaws.

Classified Board of Directors.  The board of directors of Community First Bancshares, Inc. is required by the charter and bylaws to be divided into three staggered classes that are as equal in size as is possible.  Each year one class will be elected by stockholders of Community First Bancshares, Inc. for a three-year term.  A classified board promotes continuity and stability of management of Community First Bancshares, Inc., but makes it more difficult for stockholders to change a majority of the directors because it generally takes at least two annual elections of directors for this to occur.

Authorized but Unissued Shares of Capital Stock.  Community First Bancshares, Inc. has authorized but unissued shares of preferred stock and common stock.  Although these shares could be used by the board of directors of Community First Bancshares, Inc. to make it more difficult or to discourage an attempt to obtain control of Community First Bancshares, Inc. through a merger, tender offer, proxy contest or otherwise, it is unlikely that we would use or need to use shares for these purposes since Community First Bancshares, MHC will own a majority of the common stock for so long as we remain in the mutual holding company structure.

How Shares are Voted.  Community First Bancshares, Inc.’s charter provides that there is not cumulative voting by stockholders for the election of Community First Bancshares, Inc.’s directors.  No cumulative voting rights means that Community First Bancshares, MHC, as the holder of a majority of the shares eligible to be voted at a meeting of stockholders, may elect all directors of Community First Bancshares, Inc. to be elected at that meeting.  This could prevent minority stockholder representation on Community First Bancshares, Inc.’s board of directors.

Restrictions on Acquisitions of Shares.  A section in Community First Bancshares, Inc.’s charter provides that for a period of five years from the closing of the 2017 offering, no person, other than Community First Bancshares, MHC, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of equity security of Community First Bancshares, Inc. held by persons other than Community First Bancshares, MHC, and that any shares acquired in excess of this limit will not be entitled to be voted and will not be counted as voting stock in connection with any matters submitted to the stockholders for a vote.  Newton Federal Bank’s charter contains a similar provision, except the ownership restriction applies to persons other than Community First Bancshares, MHC and Community First Bancshares, Inc.

Procedures for Stockholder Nominations and Proposals for New Business.  Community First Bancshares, Inc.’s bylaws provide that any stockholder wanting to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must send written notice to the Secretary of Community First Bancshares, Inc. at least five days before the date of the annual meeting.  Management believes that it is in the best interests of Community First Bancshares, Inc. and its stockholders to provide enough time for management to disclose to stockholders information about a dissident slate of nominations for directors.  This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations if management thinks it is in the best interest of stockholders generally.  Similarly, adequate advance notice of stockholder proposals give management time to study such proposals and to determine whether to recommend to the stockholders that such proposals be adopted.

Limitations on Calling Special Meetings of Stockholders.  Community First Bancshares, Inc.’s charter provides that special meetings of our stockholders may be called by the chairman of the board, the president, or a majority of the board of directors, and shall be called by the chairman of the board, the president, or the secretary upon the written request of the holders of not less than one-tenth of all of our outstanding shares of voting stock.

Purpose and Anti-Takeover Effects of Community First Bancshares, Inc.’s Charter and Bylaws.  Our board of directors believes that the provisions described above are prudent and will reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by our board of directors.  We believe these provisions are in the best interests of Community First Bancshares, Inc. and its stockholders. Our board of directors believes that it will be in the best position to determine the true value of Community First Bancshares, Inc. and to negotiate more effectively for what may be in the best interests of all our stockholders. Accordingly, our board of directors believes that it is in the best interests of Community First Bancshares, Inc. and all of our stockholders to encourage potential acquirers to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of our board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of Community First Bancshares, Inc. and that is in the best interests of all our stockholders.

Takeover attempts that have not been negotiated with and approved by our board of directors present the risk of a takeover on terms that may be less favorable than might otherwise be available. A transaction that is negotiated and approved by our board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for our stockholders, with due consideration given to matters such as the management and business of the acquiring corporation.

Although a tender offer or other takeover attempt may be made at a price substantially above the current market price, such offers are sometimes made for less than all of the outstanding shares of a target company.  As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise that is under different management and whose objectives may not be similar to those of the remaining stockholders.

Despite our belief as to the benefits to stockholders of these provisions of Community First Bancshares, Inc.’s charter and bylaws, these provisions also may have the effect of discouraging a future takeover attempt that would not be approved by our board of directors, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so.  Such provisions will also make it more difficult to remove our board of directors and management.  We believe, however, that the potential benefits outweigh the possible disadvantages.

Benefit Plans

In addition to the provisions of Community First Bancshares, Inc.’s charter and bylaws described above, benefit plans of Community First Bancshares, Inc. and Newton Federal Bank that may authorize the issuance of equity to its board of directors, officers and employees contain or may contain provisions which also may discourage hostile takeover attempts which the board of directors of Newton Federal Bank might conclude are not in the best interests of Community First Bancshares, Inc. and Newton Federal Bank or Community First Bancshares, Inc.’s stockholders.